Exhibit 21
SUBSIDIARIES OF THE REGISTRANT
The only subsidiary of Roberts Realty Investors, Inc. is Roberts Properties Residential, L.P., a Georgia limited partnership (the “operating partnership”) of which Roberts Realty is the sole general partner and in which Roberts Realty owns a 81.1% ownership interest as of March 23, 2009. The operating partnership owns 100% of the following Georgia limited liability companies:
Roberts Bassett LLC
Roberts Grand Pavilion LLC
Roberts Spectrum LLC